May 30, 2017

BSE Limited

Phiroze Jeejeebhoy Towers, Dalal Street,

Mumbai, Maharashtra 400001

National Stock Exchange of India Limited

Exchange Plaza, C-1, Block G,

Bandra Kurla Complex, Bandra (E),

Mumbai, Maharashtra 400051

The Market Operations

New York Stock Exchange

Dear Sir/Madam

Sub:	Intimation of Record Date for Issue of Bonus Equity Shares/Stock Dividend.

Ref :	Our earlier Communication dated April 25, 2017, intimating issue of Bonus Equity Shares/Stock Dividend in the proportion of 1:1 subject to approval of the Members of the Company.

Pursuant to Regulation 42 of SEBI (Listing Obligation and Disclosure Requirements) Regulations, 2015, Clause 204.21 of NYSE Listed Company Manuel and subject to approval of the Members through Postal Ballot/E-voting for issue of Bonus Equity Shares/Stock Dividend, the Board of Directors has fixed Wednesday, June 14, 2017 as the Record Date to determine eligible shareholders entitled to receive the Bonus Equity Shares/Stock Dividend.

This is for your intimation and records.

Thanking you
For Wipro Limited

M Sanaulla Khan
Company Secretary

CC:

a)	National Securities Depository Limited (NSDL)

b)	Central Depository Services (India) Limited

c)	Karvy Computershare Private Limited, Registrar and Share Transfer Agent

Registered Office: Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560035, India.

Tel: +91-80-2844 0011, Fax: +91-80-2844 0054, Website: www.wipro.com. Email: info@wipro.com, CIN No. L32102KA1945PLC020800